Exhibit 4.1

Amendment No. 1 to Rights Agreement

of

Broadway Financial Corporation

This Amendment No. 1 to Rights Agreement is executed by Broadway Financial Corporation (“Company”) and Computershare Trust Company, N.A. (“Rights Agent”) as of August 25, 2020 with reference to the following facts:

A.  Company and Rights Agent have entered into that certain Rights Agreement, dated as September 10, 2019 (the “Rights Agreement”), providing for the appointment of Rights Agent with respect to the distribution and administration of the Rights as provided for therein.  Terms defined therein are used herein as so defined.

B.  Section 27 of the Rights Agreement provides that the Company may from time to time, and the Rights Agent shall if the Company so directs, supplement or amend the Rights Agreement in any respect which the Company may deem necessary or desirable, which amendments or supplements are to be evidenced by a writing signed by the Company and the Rights Agent without the approval of any holders of Right Certificates.

C.  The Company hereby directs the Rights Agent that the Rights Agreement shall be hereby amended and supplemented by adding a new Section thereto that shall be designated and read in full as set forth in Exhibit A hereto.

BROADWAY FINANCIAL CORPORATION

By:	/s/ Wayne-Kent A. Bradshaw
Name:	Wayne-Kent A. Bradshaw
Title:	Chief Executive Officer and President

Attest:

By:	/s/ Brenda J. Battey
Name:	Brenda J. Battey
Title:	Chief Financial Officer

COMPUTERSHARE TRUST COMPANY, N.A.

By:	/s/ Dennis V. Moccia
Name:	Dennis V. Moccia
Title:	Senior Manager, Contract Operations

Attest:

By:	/s/ Kathy Heaerty
Name:	Kathy Heaerty
Title:	Vice President & Manager

EXHIBIT A

Section 35.            No Effect of Merger Agreement.  The approval, execution, delivery and performance by the Company of an Agreement and Plan of Merger with CFBanc Corporation (“CFB”) that has been approved by the board of directors of the Company or any amendment or supplement thereto so approved (collectively, the “Merger Agreement”), shall not (i) cause the Rights to become exercisable, (ii) cause CFB or any of its Affiliates or Associates to become an Acquiring Person, (iii) result in a Triggering Event, or (iv) give rise to a Shares Acquisition Date or Distribution Date.  Any Person who or which, together with all Affiliates and Associates of such Person, becomes the Beneficial Owner of 10% or more of the then outstanding Common Shares, which term includes shares of any new class or series of common stock issued pursuant to the Merger Agreement, solely as a result of transactions provided for in the Merger Agreement shall be deemed a Grandfathered Person.